					Exhibit 12
	AT&T, INC.
	COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
	Dollars in millions

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	$6,716	$18,238	$18,518	$(4,572)	$27,186
Equity in net income of affiliates included above	(784)	(762)	(734)	(819)	(692)
Fixed Charges	4,900	4,786	5,071	4,943	4,489
Distributed income of equity affiliates	161	161	317	164	395
Interest capitalized	(162)	(772)	(740)	(659)	(171)

Earnings, as adjusted	$10,831	$21,651	$22,432	$-	$31,207

Fixed Charges:
Interest expense	$3,535	$2,994	$3,368	$3,369	$3,460
Interest capitalized	162	772	740	659	171
Dividends on preferred securities	-	-	-	4	3
Portion of rental expense representative of interest factor	1,203	1,020	963	911	855

Fixed Charges	$4,900	$4,786	$5,071	$4,943	$4,489

Ratio of Earnings to Fixed Charges1	2.21	4.52	4.42	(0.19)	6.95

1	Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.